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                       SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

                                                  April 21, 2006

Jennifer R. Handy, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

      Re:   Cereplast, Inc.
            Pre-Effective Amendment 1 to Registration on Form SB-2 Filed April 3, 2006 File No. 333-131853

Dear Ms. Handy:

      This firm represents Cereplast, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's Amendment No. 2 to its Form SB-2. Below, please find our responses to your April 12, 2006 comment letter:

1. Include in the prospectus the information that you gave us in response to prior comment 2:

      o The $10 million amount of the periodic equity investment agreement or PEIA was negotiated between Cereplast, Inc. or Cereplast and Cumorah Capital, me, or CCI

      o Cereplast sought this amount because it believes that $10 million will satisfy its capital needs for approximately two years.

      Response

      As requested, we have included the relevant information in the prospectus.

2. Your statement that "the Company does not believe it is appropriate to state whether it expects to utilize the entire $10 million" does not address the second sentence of prior comment 2. Based on disclosure in the eighteenth risk factor and the information that you gave us in response to prior comment 13, it appears unlikely that CCI will provide Cereplast the total dollar amount available under the PEIA. Thus, as requested previously, state in the prospectus whether you believe that CCI will provide Cereplast the total dollar amount available under the PEIA. Further, provide support for your belief.

      Response


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      You have referenced comment 13 and risk factor 18, which both discuss the limitations imposed upon CCI in so far as they cannot own in excess of 4.99% of the Company's outstanding shares or approximately 10,500,000 shares at one point in time.

      In the event that the entire equity line were converted in full today, the Company would be required to issue 14,245,014 shares based on current market prices. As the Company draws down on the equity line, the number of shares CCI will entitled to hold will increase as CCI sells its shares into the market under the registration statement and, in turn, the total number of shares increases. Furthermore, CCI may sell shares which would reduce their holdings and allow them to purchase more shares. Although there is a risk that this could prevent full funding of the PEIA, the Company is not aware of any information which could lead the Company to believe the full PEIA will not be funded if requested by the Company, subject to the terms of the PEIA. We have disclosed this disclosure in the SB2.


3. Refer to prior comment 3. Please confirm that you did not use a placement agent.

      Response

      The Company is not utilizing a placement agent in connection with the PEIA.

4. We considered your response to prior comment 4 and are unable to concur that the items referenced in section 7.2(d) of the PEIA "are quantifiable and are not subject to discretion." Thus, we reissue the comment to tell us who determines whether Cereplast has complied with "all covenants, agreements and conditions" required by the PEIA and the registration rights agreement and what standard will be used.

      Response

      We respectfully disagree with your position with respect to this issue. The items set forth in section 7.2(d) are quantifiable as they relate to specific questions of fact such as the effectiveness of a registration statement. Further, in the event that CCI were to refuse to fund under the equity line due to its interpretation that these covenants, which are included in all standard equity line agreements, have been materially breached, when in fact such agreements have not been materially breached, then the Company would take appropriate legal action to enforce the PEIA.


5. Refer to prior comment 10. As requested previously, explain here why Cereplast issued five million shares to CCI upon the PEIA's execution. We note the disclosure on the prospectus' outside front cover page that the issuance represents a commitment fee.

      Response

      As discussed in response to comment 10 of your prior comment letter, in order to induce CCI into entering the PEIA and funding the Company an amount of up to $10,000,000, the Company agreed to issue CCI 5,000,000 shares. Such shares constitute additional consideration for providing the PEIA, regardless of any use of the PEIA by the Company. The foregoing information has been added to the disclosure.


6. Please disclose the information that you gave us in response to prior comment 11.

      Response


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      We made the requested disclosure.

7. Include the prospectus the information that you gave us in response to prior comment 13:

            - Cereplast has approximately 199,483,262 shares of common stock outstanding.

            - At current market prices, Cereplast may request a maximum advance of $250,000 which ch would require the issuance of 360,750 shares of common stock.

            - CCl's 4.9% ownership limitation would restrict Cereplast from issuing in excess of 10,500,000 shares. Further, clarify whether the 10,500,000 share amount includes or excludes the five million shares issued to CCI upon the PEIA's execution.

      Response

      We made the requested disclosure.

8. Please disclose the total amount of proceeds that Cereplast can receive under the PEIA.

      Response

      We made the requested disclosure.

9. Please separate this paragraph into two paragraphs so that investors may readily ascertain that the use of proceeds will be for general corporate purposes.

      Response

      We revised the paragraph structure as requested.

10. Include in the prospectus the information that you gave us in response to prior comment 18: The Madison Trust and Mr. Christopher Stappas purchased in a private transaction with a party shareholder the securities being offered for resale.

      Response

      We added footnote 4 to the selling stockholder table disclosing that The Madison Trust and Mr. Stappas acquired their securities in a private transaction with a third party shareholder.

11. Refer to prior comment 21. Clarify that the term selling stockholders does not include CCI's transferees, pledgees, donees, or successors.

      Response

      We revised the disclosure as requested.


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12.   Include in the prospectus the information that you gave us in response to prior comment 23:

            Cereplast considered alternative financing methods, including a private placement of shares to accredited investors and a private placement of convertible debentures to private funds. Cereplast elected to proceed with the equity line credit facility because the toxins offered by CCI including the extent of the discount at which it would purchase its shares and, in turn, the dilution to Cereplast's shareholders, were more favorable for Cereplast as compared to the other financings.

      Response

      We revised the disclosure as requested.

13. Refer to prior comment 28. The opinion's revised third paragraph that 28 million shares are to be issued to the selling stockholder is inconsistent with disclosures in the prospectus. Disclosures in the prospectus state that:

            - The three million shares being offered for resale by The Madison Trust and Mr. Christopher Stappas are outstanding.

            - Cereplast issued five million shares to CCI as a commitment fee upon the PEIA's execution.

            - The remaining 20 million shares being registered for resale are issuable under the PEIA.

      Response

      We revised the opinion as directed.

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      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                            Sincerely,

                                            /s/Stephen Fleming

                                            Stephen Fleming


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